                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].

For the fiscal year ended December 31, 1995

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _____ to _____

COMMISSION FILE NUMBER 1-6780


                      RAYONIER INVESTMENT AND SAVINGS PLAN
                             FOR SALARIED EMPLOYEES
                            (Full title of the Plan)

                                  RAYONIER INC.
                               1177 Summer Street
                        Stamford, Connecticut 06905-5529
    (Name and address of Issuer of the securities held pursuant to the Plan)

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES



                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329



                           DECEMBER 31, 1995 AND 1994

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES

                          INDEX TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994

                                                                             PAGE
                                                                             ----
Report of Independent Public Accountants                                       1

Statement of Net Assets Available for Benefits with
     Fund Information as of December 31, 1995                                  2

Statement of Net Assets Available for Benefits with
     Fund Information as of December 31, 1994                                  3

Statement of Changes in Net Assets Available for Benefits
     with Fund Information for the Year Ended December 31, 1995                4

Statement of Changes in Net Assets Available for Benefits
     with Fund Information for the Period from Inception
     (March 1, 1994) to December 31, 1994                                      5

Notes to Financial Statements                                                  6-11

Schedule I
     Item 27 (a) Schedule of Assets Held for Investment Purposes as
     of December 31, 1995                                                      12

Schedule II
     Item 27(d) Schedule of Reportable Transactions for the Year
     Ended December 31, 1995                                                   13-14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Rayonier Investment and Savings Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits of the Rayonier Investment and Savings Plan for Salaried Employees as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, the Schedule of Assets held for Investment Purposes and the Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits are presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Stamford, Connecticut
June 7, 1996

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1995


                                                                                                            LOAN
                                            FUND A      FUND B       FUND C       FUND D       FUND I       FUND         TOTAL
                                            ------      ------       ------       ------       ------       ----         -----
ASSETS

Receivables:
  Accrued income                        $     1,073  $        42  $    82,555  $        40  $     1,275  $      --    $    84,985
  Employer contributions                     46,725         --            579         --           --           --         47,304
  Member contributions                       25,054       28,252       43,285        9,007         --           --        105,598
  Other member receivables                     --           --         37,515         --         37,155         --         74,670
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------

        Total receivables                    72,852       28,294      163,934        9,047       38,430         --        312,557

Investments, at fair value (Note 3):
  Banker's Trust Pyramid Discretionary
     Cash Fund                              361,202         --         37,155        2,000      145,540         --        545,897
  Banker's Trust Pyramid Equity
     Index Fund                                --      8,280,500         --           --           --           --      8,280,500
  Banker's Trust Pyramid Open End
     GIC Fund                                  --           --     16,728,557         --           --           --     16,728,557
  Prudential Jennison Balanced Account         --           --           --      1,716,862         --           --      1,716,862
  Rayonier Inc. Common Shares            10,592,691         --           --           --           --           --     10,592,691
  ITT Hartford Group common stock              --           --           --           --     10,062,968         --     10,062,968
  ITT Industries Inc. common stock             --           --           --           --      4,992,480         --      4,992,480
  ITT Corporation common stock                 --           --           --           --     11,025,060         --     11,025,060
  Member loans receivable                      --           --           --           --           --      1,531,405    1,531,405
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------

        Total investments                10,953,893    8,280,500   16,765,712    1,718,862   26,226,048    1,531,405   65,476,420
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------

        Total assets                     11,026,745    8,308,794   16,929,646    1,727,909   26,264,478    1,531,405   65,788,977

LIABILITIES

Accounts payable                             66,560         --           --           --           --           --         66,560
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------

        Total liabilities                    66,560         --           --           --           --           --         66,560
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------

  NET ASSETS AVAILABLE FOR BENEFITS     $10,960,185  $ 8,308,794  $16,929,646  $ 1,727,909  $26,264,478  $ 1,531,405  $65,722,417
                                        ===========  ===========  ===========  ===========  ===========  ===========  ===========





The accompanying notes to the financial statements are an integral part of this statement.

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1994

                                                                                                              LOAN
                                             FUND A      FUND B       FUND C       FUND D        FUND I       FUND          TOTAL
                                           ----------  ----------  -----------  ----------  -------------  -----------  ------------

ASSETS

Receivables:
 Accrued income                            $    1,309  $       10  $    76,796  $        8  $    531,886   $      --    $   610,009
 Employer contributions                        36,287        --            438        --          (1,845)         --         34,880
 Member contributions                          18,141      19,251       36,416       6,460          --            --         80,268
                                           ----------  ----------  -----------  ----------  ------------   -----------  -----------

       Total receivables                       55,737      19,261      113,650       6,468       530,041          --        725,157

Investments, at fair value (Note 3):
 Banker's Trust Pyramid Discretionary
       Cash Fund                              108,610        --           --         1,020        19,025          --        128,655
 Banker's Trust Pyramid Equity Index Fund        --     5,456,260         --          --            --            --      5,456,260
 Banker's Trust Pyramid Open End GIC Fund        --          --     15,740,356        --            --            --     15,740,356
 Prudential Jennison Balanced Account            --          --           --     1,061,446          --            --      1,061,446
 Rayonier Inc. Common Shares                4,903,912        --           --          --            --            --      4,903,912
 ITT Corporation common stock                    --          --           --          --      22,160,504          --     22,160,504
 Member loans receivable                         --          --           --          --            --       1,402,441    1,402,441
                                           ----------  ----------  -----------  ----------  ------------   -----------  -----------

       Total investments                    5,012,522   5,456,260   15,740,356   1,062,466    22,179,529     1,402,441   50,853,574
                                           ----------  ----------  -----------  ----------  ------------   -----------  -----------

       Total assets                         5,068,259   5,475,521   15,854,006   1,068,934    22,709,570     1,402,441   51,578,731

LIABILITIES

Accounts payable                               57,911        --           --          --            --            --         57,911
                                           ----------  ----------  -----------  ----------  ------------   -----------  -----------

       Total liabilities                       57,911        --           --          --            --            --         57,911
                                           ----------  ----------  -----------  ----------  ------------   -----------  -----------

       NET ASSETS AVAILABLE FOR BENEFITS   $5,010,348  $5,475,521  $15,854,006  $1,068,934  $ 22,709,570   $ 1,402,441  $51,520,820
                                           ==========  ==========  ===========  ==========  ============   ===========  ===========


       The accompanying notes to the financial statements are an integral part of this statement.

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                           LOAN
                                      FUND A      FUND B       FUND C         FUND D        FUND I         FUND         TOTAL
                                      ------      ------       ------         ------        ------         ----         -----

ADDITIONS

  Additions to net assets
   attributed to:
  Investment Income:
    Net appreciation in fair value
       of investments               $   337,396  $2,204,115  $       --     $   294,662   $  8,532,997   $      --    $11,369,170
    Dividends                           257,184        --            --            --          235,452          --        492,636
    Interest                             20,089         205       967,766           388         16,251        92,629    1,097,328
                                    -----------  ----------  ------------   -----------   ------------   -----------  -----------

                                        614,669   2,204,320       967,766       295,050      8,784,700        92,629   12,959,134
  Contributions:

    Employer's                        1,403,014        --          24,418          --           (5,562)         --      1,421,870
    Members'                            951,382     961,818     1,267,738       243,573           --            --      3,424,511
                                    -----------  ----------  ------------   -----------   ------------   -----------  -----------

                                      2,354,396     961,818     1,292,156       243,573         (5,562)         --      4,846,381
                                    -----------  ----------  ------------   -----------   ------------   -----------  -----------

Total additions                       2,969,065   3,166,138     2,259,922       538,623      8,779,138        92,629   17,805,515
                                    -----------  ----------  ------------   -----------   ------------   -----------  -----------

DEDUCTIONS

  Deductions from net assets
   attributed to:

    Distributions to members            562,975     681,598     1,029,716       101,614      1,076,563          --      3,452,466
    Administrative expenses              21,516      17,286        43,828         3,282         65,540          --        151,452
                                    -----------  ----------  ------------   -----------   ------------   -----------  -----------

Total deductions                        584,491     698,884     1,073,544       104,896      1,142,103          --      3,603,918
                                    -----------  ----------  ------------   -----------   ------------   -----------  -----------

Net increase prior to interfund
 transfers                            2,384,574   2,467,254     1,186,378       433,727      7,637,035        92,629   14,201,597
Interfund transfers                   3,565,263     366,019      (110,738)      225,248     (4,082,127)       36,335         --
                                    -----------  ----------  ------------   -----------   ------------   -----------  -----------

Net increase                          5,949,837   2,833,273     1,075,640       658,975      3,554,908       128,964   14,201,597

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of period                 5,010,348   5,475,521    15,854,006     1,068,934     22,709,570     1,402,441   51,520,820
                                    -----------  ----------  ------------   -----------   ------------   -----------  -----------

  End of period                     $10,960,185  $8,308,794  $ 16,929,646   $ 1,727,909   $ 26,264,478   $ 1,531,405  $65,722,417
                                    ===========  ==========  ============   ===========   ============   ===========  ===========

       The accompanying notes to the financial statements are an integral part of this statement.

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
       FOR THE PERIOD FROM INCEPTION (MARCH 1, 1994) TO DECEMBER 31, 1994


                                                                                                           LOAN
                                   FUND A        FUND B        FUND C         FUND D        FUND I         FUND         TOTAL
                                   ------        ------        ------         ------        ------         ----         -----

ADDITIONS
   Transfer of member balances
     from ITT Investment and
     Savings Plan for Salaried
     Employees                   $ 1,788,665   $ 5,173,455   $ 15,794,458   $   631,623   $ 25,331,149   $1,100,133  $ 49,819,483

  Investment Income:
    Net appreciation
         (depreciation) in fair
         value of investments         (7,972)       28,435           --           7,211       (187,727)        --        (160,053)
    Dividends                         51,567          --             --            --          374,757         --         426,324
    Interest                           9,902           291        694,858         2,132            882       62,004       770,069
                                 -----------   -----------   ------------   -----------   ------------   ----------  ------------

                                      53,497        28,726        694,858         9,343        187,912       62,004     1,036,340
  Contributions:
    Employer's                     1,069,810          --              438          --          (20,594)        --       1,049,654
    Members'                         569,059       672,490      1,056,531       198,746           --           --       2,496,826
                                 -----------   -----------   ------------   -----------   ------------   ----------  ------------

                                   1,638,869       672,490      1,056,969       198,746        (20,594)        --       3,546,480
                                 -----------   -----------   ------------   -----------   ------------   ----------  ------------

Total additions                    3,481,031     5,874,671     17,546,285       839,712     25,498,467    1,162,137    54,402,303
                                 -----------   -----------   ------------   -----------   ------------   ----------  ------------

DEDUCTIONS

  Deductions from net assets
         attributed to:

  Distributions to members           339,834       387,214        801,248        49,923      1,229,478         --       2,807,697
  Administrative expenses              3,907         7,195         23,226         1,272         33,958        4,228        73,786
                                 -----------   -----------   ------------   -----------   ------------   ----------  ------------

Total deductions                     343,741       394,409        824,474        51,195      1,263,436        4,228     2,881,483
                                 -----------   -----------   ------------   -----------   ------------   ----------  ------------

Net increase prior to interfund
         transfers                 3,137,290     5,480,262     16,721,811       788,517     24,235,031    1,157,909    51,520,820
Interfund transfers                1,873,058        (4,741)      (867,805)      280,417     (1,525,461)     244,532          --
                                 -----------   -----------   ------------   -----------   ------------   ----------  ------------

Net increase                       5,010,348     5,475,521     15,854,006     1,068,934     22,709,570    1,402,441    51,520,820

NET ASSETS AVAILABLE FOR
  BENEFITS:

  Beginning of period                   --            --             --            --             --           --            --
                                 -----------   -----------   ------------   -----------   ------------   ----------  ------------

  End of period                  $ 5,010,348   $ 5,475,521   $ 15,854,006   $ 1,068,934   $ 22,709,570   $1,402,441  $ 51,520,820
                                 ===========   ===========   ============   ===========   ============   ==========  ============


       The accompanying notes to the financial statements are an integral part of this statement.

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS

1. PLAN ESTABLISHMENT

         On February 28, 1994, ITT Industries Inc. (ITT), formerly known as ITT Corporation, Rayonier Inc.'s sole shareholder, distributed as a special dividend all of the Common Shares of Rayonier to the holders of ITT Common Stock and Series N Preferred Stock (the Spin-off). In connection with the Spin-off, Rayonier Inc. (the Company) established The Rayonier Investment and Savings Plan for Salaried Employees (the Plan) effective March 1, 1994. The Plan is a defined contribution plan covering substantially all salaried employees of the Company. The Plan is designed to replace the plan benefits provided to Rayonier's salaried employees prior to the Spin-off under the ITT Investment and Savings Plan for Salaried Employees (the Previous Plan). Upon the establishment of the Plan, member balances invested in the Previous Plan were transferred to the Plan.

2. DESCRIPTION OF THE PLAN

         The following brief description of the Plan is provided for general information purposes only. Members should refer to the Plan document for a more complete description of the Plan's provisions.

         (a) General

         The Plan is a defined contribution plan covering all full-time salaried employees of the Company upon the first enrollment date following the employee's date of hire. Effective May 1, 1995, the Plan was amended to allow for enrollment on a monthly rather than semi-annual basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (b) Contributions

         Each year, members may elect to contribute up to 16 percent of the Member's Salary, as defined, to the Plan. Contributions may be made on a before-tax basis, an after-tax basis or a combination thereof. Each Plan year the Company contributes to the retirement account of each member an amount equal to one-half of one percent of the Member's Salary for the Plan year. Effective July 1, 1995, the Plan was amended to increase the Company's matching contribution to 60 percent (from 50 percent) of the first 6 percent of each Member's Salary that a member contributes to the Plan. Members contributions were limited by the Internal Revenue Service to $9,240 per year per member during 1995 and 1994. Also effective as of July 1, 1995, the Plan was amended to permit rollovers from other qualified plans into the Plan. Effective March 1, 1994, a three month suspension of Matching Company Contributions applies to any member who makes a withdrawal of Before Tax Contributions.

         (c) Member Accounts

         Each member's account is credited with the member's contribution and the related Company contribution. Plan earnings and administrative expenses are allocated to member accounts based upon account balances. Forfeited balances of terminated members nonvested accounts are used to reduce future Company contributions. The benefit to which a member is entitled is the benefit that can be provided from the member's vested account.

         (d) Vesting

         Members are immediately vested in their contributions plus actual earnings thereon. Vesting in the member's Company contribution account plus actual earnings thereon is based on years of service. A member is 100 percent vested after five years of service.

         (e) Investment Options

         Contributions to the Plan are invested in the following funds:

         FUND A

         Funds are invested in Rayonier Common Shares.

         FUND B

         Funds are invested in a comingled fund comprised of a portfolio of common stocks, all of which are included in the Standard and Poor's 500 Composite Stock Index ("S&P 500"), with the objective of providing investment results which will approximate the performance of the S&P 500.

         FUND C

         Funds are invested in a comingled fund comprised of a diversified portfolio of benefit responsive Guaranteed Investment Contracts issued by banks, insurance companies and other financial institutions with the objective of providing a stable rate of return consistent with the preservation of principal.

         FUND D

         Funds are invested in a comingled fund comprised of a diversified portfolio of equity securities, fixed income securities and money market instruments.

         FUND I

         Funds are invested in the common stock of ITT Corporation, ITT Industries Inc. and ITT Hartford Group.

         Upon enrollment in the Plan, a member may direct employee contributions in five percent increments to Fund A, Fund B, Fund C and Fund D. Members may change their investment options monthly. All Company contributions are made to Fund A with the following exception: a Member who has attained age 55 may direct all or part of the Member's Company contribution to Fund C.

         The investment in Fund I represents member accounts formerly invested in ITT Corporation common stock under the Previous Plan that were transferred to the Plan upon the Spin-off. On December 19, 1995, ITT was restructured into three separate corporations and the Plan exchanged the common stock of ITT Corporation for the common stock of the new ITT Corporation, ITT Industries Inc. and ITT Hartford Group. Members were allowed to transfer their contribution account balances invested in Fund I to any of the other four investment funds. Company contribution account balances invested in Fund I could only be transferred to Fund A. Since the Spin-off, no contributions under the Plan were invested in Fund I and members could not transfer account balances from the other investment funds into Fund I.

         Effective as of December 1, 1995, the Plan was amended to require the termination of Fund I on or before March 31, 1996, and for the redistribution of amounts held in Fund I to other Plan funds. The amounts held in the Company Contributions Account and the Retirement Account were redistributed to Fund A. The amounts held in the Members' Contribution Account were redistributed to any of the other Funds at the direction of the Members. If a Member did not inform the Plan Administrator how a Member's funds were to be directed, the Plan Administrator transferred the Member's fund balance to Fund A on March 31, 1996.

         (f) Member Loans

         Members may borrow from their fund accounts a minimum of $1,000. Loan amounts may not exceed the lesser of (a) 50 percent of the member's vested balance, or (b) $50,000 reduced by the member's highest outstanding loan balance, if any, during the prior one-year period. In no event may a member borrow from the Member's Retirement Account. Loan transactions are treated as transfers to (from) the investment fund from (to) the Loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the member's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan Committee. The loans bear fixed interest rates that range from 7.0 percent to 11.5 percent at both December 31, 1995 and 1994. Principal and interest are paid ratably through monthly payroll deductions.

         (g) Payment of Benefits

         Upon termination, a member may apply for distribution of the value of the member's vested account balance. Alternatively, upon termination, a member whose vested account balance exceeds $3,500 may elect to defer distribution until no later than the January 31 valuation date immediately following the member's attainment of age 70-1/2. Provided the member's vested account balance exceeds $3,500, the member may elect to receive benefit payments in annual installments over a period not to exceed twenty years.

         (h) Forfeited Accounts

         At December 31, 1995, forfeited nonvested accounts totaled $16,620. These accounts will be used to reduce future employer contributions. Also, in 1995, employer contributions were reduced by $7,279 from forfeited nonvested accounts.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) Basis of Accounting

         The accompanying financial statements of the Plan are prepared under the accrual method of accounting and are based on information certified to be complete and accurate by the trustee. The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

         (b) Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value. Investments in Rayonier Common Shares, ITT Corporation common stock, ITT Industries Inc. common stock, and ITT Hartford Group common stock are valued based upon quoted market prices. Member loans receivable are valued at cost which approximates fair value.

         Certain Plan investments are shares of commingled investment funds. The fair value of such shares is determined by the trustee of each fund based upon the current market values of the underlying assets of the trust. The Company has received a copy of the financial statements of each of the commingled investment funds. Statements of net assets as of December 31, 1995 for the Banker's Trust Pyramid Discretionary Cash Fund, the Banker's Trust Pyramid Equity Index Fund, and the Banker's Trust Pyramid Open End GIC Fund have been filed directly with the Department of Labor under the EIN # 13-6043638. The statement of net assets as of December 31, 1995 for the Prudential Jennison Balanced Account has been filed as an attachment to the Plan's December 31, 1995 Form 5500.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         (c) Payment of Benefits

         Benefits are recorded when paid.

4. RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of commingled investment funds managed by Bankers Trust Company (BT). BT is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to BT for investment management services amounted to $45,383 and $22,475 in 1995 and 1994, respectively.

5. PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, members will become 100 percent vested in their accounts.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500


         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                    As of December 31,
                                                               1995                  1994
                                                               ----                  ----
Net assets available for plan benefits per the
            financial statements                             $ 65,722,417         $ 51,520,820
 Amounts allocated to withdrawing members                         (71,403)            (335,950)
                                                             ------------         ------------

 Net assets available for plan benefits per Form 5500        $ 65,651,014         $ 51,184,870
                                                             ============         ============

         The following is a reconciliation of benefits paid to members according to the financial statements to Form 5500:

                                                                          Period From
                                                                            Inception
                                                       Year Ended         (March 1,1994)
                                                       December 31,       to December 31,
                                                         1995                 1994
                                                       -----------        -----------
     Benefits paid to members per the financial
         statements                                    $ 3,452,466        $ 2,807,697
     Add:  Amounts allocated to withdrawing
          members - current year                            71,403            335,950
     Less: Amounts allocated to withdrawing
          members - prior year                            (335,950)              --
                                                       -----------        -----------
     Benefits paid to members per Form 5500            $ 3,187,919         $3,143,647
                                                       ===========         ==========



         Amounts allocated to withdrawing members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

7. TAX STATUS

         The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated December 27, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

8. ADMINISTRATIVE EXPENSES

         An annual charge to the Plan of up to .25 percent of the market value of the assets held by the Plan is charged for expenses incurred in conjunction with Plan administration. Such expenses include, but are not limited to, investment management, trustee, record-keeping and audit fees. The Company pays the balance of Plan expenses in excess of the maximum charge to the Plan.

                                                                      SCHEDULE I

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
           ITEM 27 (A) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1995
                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329

     (a)                                          (b) (c)                              (d)                      (e)
                                                                                                               Current
             Units                             Description                            Cost                      Value
             -----                             -----------                            ----                      -----


      *       545,897         Banker's Trust Pyramid Discretionary Cash Fund      $     545,897              $      545,897

      *         5,996         Banker's Trust Pyramid Equity Index Fund                6,184,925                   8,280,500

      *    16,728,557         Banker's Trust Pyramid Open End GIC Fund               16,728,557                  16,728,557

              809,555         Prudential Jennison Balanced Account                    1,427,738                   1,716,862

              317,384         Rayonier Inc. Common Shares                            10,263,267                  10,592,691

              208,020         ITT Hartford Group common stock                         7,118,321                  10,062,968

              208,020         ITT Industries Inc. common stock                        3,531,570                   4,992,480

              208,020         ITT Corporation common stock                            7,798,883                  11,025,060

            1,531,405         Member loans receivable                                         -                   1,531,405
                                                                                  -------------              --------------

                                                                                  $  53,599,158              $   65,476,420
                                                                                  =============              ==============


      *        Denotes Party-In-Interest

                                                                    SCHEDULE  II

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                   ITEM 27 (D) SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1995
                                PLAN NUMBER 100
                   EMPLOYER IDENTIFICATION NUMBER 13-2607329




    (a)                            (b)                               (c)        (d)             (g)          (h)         (i)
                                                                                                            Current
                                                                                                             Value
 Identity of                                                                                              of Asset on    Net
   Party-In                                                        Purchase    Selling         Cost of    Transaction    Gain
   Interest             Description of Transaction                  Price       Price           Asset        Date       (Loss)
   --------             --------------------------                  -----       -----           -----        ----       ------


Banker's Trust  Purchase of 12,741,244 shares of the Banker's
   Company          Trust Pyramid Discretionary Cash Fund        $12,741,244  $         -    $12,741,244  $12,741,244  $      -
                                                                 ===========  ===========    ===========  ===========  ========


Banker's Trust  Sale of 12,324,001 shares of the Banker's Trust
   Company           Pyramid Discretionary Cash Fund             $         -  $12,324,001    $12,324,001  $12,324,001  $      -
                                                                 ===========  ===========    ===========  ===========  ========

Banker's Trust  Purchase of 1,124 shares of the Banker's Trust
   Company          Pyramid Equity Index Fund
                                                                 $ 1,351,465  $         -    $ 1,351,465  $ 1,351,465  $      -
                                                                 ===========  ===========    ===========  ===========  ========

Banker's Trust  Sale of 571 shares of the Banker's Trust Pyramid
   Company          Equity Index Fund                            $         -  $   731,340    $   581,684  $   731,340  $149,656
                                                                 ===========  ===========    ===========  ===========  ========

Banker's Trust  Purchase of 3,033,323 shares of the Banker's
   Company          Trust Pyramid Open End GIC Fund              $ 3,033,323  $         -    $ 3,033,323  $ 3,033,323  $      -
                                                                 ===========  ===========    ===========  ===========  ========

Banker's Trust  Sale of 2,045,121 shares of the Banker's Trust
   Company          Pyramid Open End GIC Fund                    $         -  $ 2,045,121    $ 2,045,121  $ 2,045,121  $      -
                                                                 ===========  ===========    ===========  ===========  ========

Banker's Trust  Purchase of 252,484 shares of the Prudential
   Company           Jennison Balanced Account                   $   499,339  $         -    $   499,339  $   499,339  $      -
                                                                 ===========  ===========    ===========  ===========  ========

                                                                     SCHEDULE II
                                                                     (Continued)


           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                 ITEM 27 (D) SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329



      (a)                            (b)                              (c)          (d)           (g)          (h)        (i)
                                                                                                         Current Value
  Identity of                                                                                            of Asset on     Net
   Party-In                                                         Purchase      Selling       Cost of  Transaction     Gain
   Interest               Description of Transaction                 Price        Price         Asset       Date        (Loss)
   --------               --------------------------                 -----        -----         -----       ----        ------


Banker's Trust  Sale of 75,827 shares of the Prudential
    Company           Jennison Balanced Account                    $        -  $  138,585   $   128,273  $   138,585  $   10,312
                                                                   ==========  ==========   ===========  ===========  ==========



Banker's Trust  Purchase of 156,600 Rayonier Inc.
    Company          Common Shares                                 $5,351,384  $        -   $ 5,351,384  $ 5,351,384  $        -
                                                                   ==========  ==========   ===========  ===========  ==========


Banker's Trust  Sale of 42,028 shares of ITT Corporation
    Company          common stock                                  $        -  $4,612,994   $ 3,727,358  $ 4,612,994  $  885,636
                                                                   ==========  ==========   ===========  ===========  ==========


Banker's Trust  Exchange of 208,020 shares of ITT Corporation
    Company          common stock for 208,020 shares of ITT
                     Industries Inc. common stock, 208,020 shares
                     of ITT Hartford Group common stock,
                     and 208,020 shares of new ITT Corporation
                     common stock                                  $        -  $        -   $18,448,774  $26,080,508  $7,631,734
                                                                   ==========  ==========   ===========  ===========  ==========

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Income Plan Committee for the Employees Retirement Income Plans for Rayonier Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                     Rayonier Investment and Savings Plan for Salaried Employees
                     -----------------------------------------------------------
                                        (Name of Plan)

Date    June 26, 1996           By         JOHN P. O'GRADY
      ----------------                     ---------------
                                           John P. O'Grady
                                 Senior Vice President, Administration

                                EXHIBIT INDEX


Exhibit No.                            Description


    23                      Consent of Independent Public Accountants